Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings as defined for fixed charges:
Add:
Pretax (loss) earnings from continuing operations	$(1,904)	$(58,293)	$23,989	$17,812	$11,536
Fixed charges	15,976	17,544	6,230	2,274	2,611
Amortization of capitalized interest	26	17	—	—	—
Distributed income of equity investees	—	—	—	—	—
Deduct
Interest capitalized	—	(52)	(245)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Noncontrolling Interests	—	413	357	65	—

Total earnings as defined for ratio to fixed charges:	$14,098	$(40,371)	$30,331	$20,151	$14,147

Fixed Charges:
Interest expensed and capitalized and amortization of deferred debt issuance costs	$15,857	$17,407	$6,128	$2,197	$2,527
An estimate of interest within rental expense	119	137	102	77	84
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total Fixed Charges	$15,976	$17,544	$6,230	$2,274	$2,611

Ratio of earnings to fixed charges	0.88	(2.30)	4.87	8.86	5.42